United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
August 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-          .)

Press Release
Signature Page

Press Release
NH2 Share Sale Agreement
AMCI International AG
Rio Doce Australia Pty Limited
Companhia Vale do Rio Doce
Shares in NH2 Pty Ltd
Allens Arthur Robinson
Riverside Centre
123 Eagle Street
Brisbane QLD 4000
Tel 61 7 3334 3000
Fax 61 7 3334 3444
www.aar.com.au
© Copyright Allens Arthur Robinson 2007

NH2 Share Sale Agreement

1.	Definitions and Interpretation	2
	1.1 Definitions	2
	1.2 Interpretation	7
	1.3 Consents or approvals	8
	1.4 Method of payment	8
	1.5 Interest on amounts payable	8

2.	Conditions Precedent	9
	2.1 Conditions precedent	9
	2.2 Parties must co-operate	9
	2.3 Specific obligations of co-operation	9
	2.4 Waiver	10
	2.5 Termination before completion	10
	2.6 Effect of Termination	10
	2.7 Effect of Conditions Precedent	10
	2.8 Automatic termination	10

3.	Sale and Purchase	11
	3.1 Sale and purchase	11
	3.2 Title and property	11

4.	Price and Payment	11

5.	Purchaser Warranties and Guarantor Warranties	11
	5.1 Purchaser Warranties	11
	5.2 Guarantor Warranties	11
	5.3 Continued operation	11

6.	NH2 Share Vendor Warranties	11
	6.1 Warranties	11
	6.2 Other Warranties and conditions excluded	11
	6.3 When Warranties given	12
	6.4 Disclosures	12
	6.5 Conditions of payment and Claims for breach	13
	6.6 Acknowledgments	15
	6.7 Release	16
	6.8 Statutory actions	16
	6.9 Dealing with Warranty breach after Completion	17
	6.10 Proceedings in respect of a Warranty Claim	18
	6.11 Taxation offset	18
	6.12 Restructure of the Company Group or change in accounting policies	18
	6.13 Reduction of Purchase Price	18
	6.14 Notification of Warranty breach before Completion	18
	6.15 Remedies for breach of Warranty	18

7.	Completion	19
	7.1 Completion place	19

NH2 Share Sale Agreement

	7.2 Obligations of NH2 Share Vendor on Completion	19
	7.3 Obligations of Purchaser on Completion	19
	7.4 Payment of Purchase Price	19
	7.5 Interdependency	19

8.	Confidentiality	19
	8.1 Confidentiality	19
	8.2 Purchaser’s investigation	20
	8.3 Exceptions	20
	8.4 Public announcements	20
	8.5 Confidentiality Agreement unaffected	20

9.	Remedies and Termination	20
	9.1 Remedies of the NH2 Share Vendor	20
	9.2 Remedies of the Purchaser	21

10.	GST	21
	10.1 GST to be added to amounts payable	21
	10.2 Liability net of GST	21
	10.3 Timing of the payment of the GST Amount	21
	10.4 Revenue exclusive of GST	21
	10.5 Cost exclusive of GST	21
	10.6 GST obligations to survive termination	21

11.	Costs and Stamp Duty	22
	11.1 Costs	22
	11.2 Duty	22

12.	Merger	22

13.	Assignment	22

14.	Further Assurances	22

15.	Entire Agreement	22

16.	Waiver	22

17.	Notices	23

18.	Governing Law and Jurisdiction	23

19.	Guarantee	24
	19.1 Guarantee	24
	19.2 Liability unaffected by other events	24
	19.3 Continuing guarantee and indemnity	24

20.	Counterparts	24

21.	Personal Liability	24

Schedule 1		26
	Subsidiaries	26
Schedule 2		28
	Disclosure Material	28

NH2 Share Sale Agreement

Schedule 3	29
Purchaser Warranties and Guarantor Warranties	29
Schedule 4	31
NH2 Share Vendor Warranties	31

NH2 Share Sale Agreement

Date	24 February 2007

Parties
1.	AMCI International AG of Gersaverstrasse 21, Brunnen, Switzerland (the NH2 Share Vendor).

2.	Rio Doce Australia Pty Limited (ACN 112 797 403) of care of Baker & McKenzie, AMP Centre, Level 27, 50 Bridge Street, Sydney, New South Wales, Australia (the Purchaser).

3.	Companhia Vale do Rio Doce of Av. Graça Aranha 26, 20030-900, Rio de Janeiro, Brazil (the Guarantor).

Recitals

A	The NH2 Share Vendor is the registered holder and beneficial owner of the NH2 Shares.

B	The AMCI Vendor is the registered holder and beneficial owner of the AMCI Shares.

C	The FRC Vendor is the holder and beneficial owner of the FRC Shares being all issued shares in the Note Holder.

D	The Note Holder is the holder and beneficial owner of the Notes.

E	The AMCI Shares and the Notes together comprise the only issued securities in the capital of the Company.

F	At the request of the Guarantor, the NH2 Share Vendor has agreed to sell the NH2 Shares to the Purchaser and the Purchaser has agreed to buy the NH2 Shares from the NH2 Share Vendor on the terms of this Agreement.

G	The Guarantor has agreed to guarantee the obligations of the Purchaser under this Agreement.

It is agreed as follows.

NH2 Share Sale Agreement
1.	Definitions and Interpretation

1.1	Definitions

The following definitions apply unless the context requires otherwise.

AMCI Conditions Precedent means the Conditions Precedent as defined in the AMCI Sale Agreement.

AMCI Sale Agreement means the agreement between the AMCI Vendor, the Purchaser and the Guarantor for the sale of the AMCI Shares to be executed contemporaneously with the execution of this Agreement.

AMCI Shares means the 5,100,000 ordinary shares in the capital of the Company together with the benefit of all rights (including dividend rights) attached or accruing to those shares.

AMCI Vendor means AMCI Investments Pty Ltd (ACN 112 315 661) of Level 22, Riverside Centre, 123 Eagle Street, Brisbane, Queensland, Australia.

AMCI Vendor Group means the AMCI Vendor, the NH2 Share Vendor and their Related Bodies Corporate, including the Company Group before completion of the AMCI Sale Agreement but excluding the Company Group after completion of the AMCI Sale Agreement.

AMCI Warranties means the Warranties given by the AMCI Vendor as defined and contained in the AMCI Sale Agreement.

ASIC means the Australian Securities and Investments Commission.

Backstop Date means 30 April 2007 or a later date agreed in writing by the NH2 Share Vendor and the Purchaser.

Balance Date means 31 January 2007.

Balance Sheet means the statement of financial position (balance sheet) of the Company as at the Balance Date as contained in the Data Room.

Business Day means a day on which banks are open for business in Brisbane.

Claim means, in relation to a person, a demand, claim, action or proceeding made or brought by or against the person, however arising and whether present, unascertained, immediate, future or contingent.

Combined Purchasers means the Purchaser and the FRC Share Purchaser.

Company means AMCI Holdings Australia Pty Ltd (ACN 075 176 386) of Level 22, Riverside Centre, 123 Eagle Street, Brisbane, Queensland, Australia.

Company Group means the Company and the Subsidiaries of the Company.

Completion means completion by the parties of the sale and purchase of the NH2 Shares under this Agreement as provided in clause 7.

Completion Date means the later of:
(a)	the date of completion of the AMCI Sale Agreement; or

(b)	such other date as the NH2 Share Vendor and the Purchaser may agree.

NH2 Share Sale Agreement
Completion Disclosure Material means a written item of information, communication or disclosure, disclosed by or on behalf of the Vendors to the Combined Purchasers or their Representatives, between the date of execution of this Agreement and the Completion Date

Conditions Precedent has the meaning given in clause 2.1.

Confidentiality Agreement means the confidentiality agreement dated 9 August 2005 between the Company and the Guarantor.

Consideration has the meaning given by the GST Law.

Corporations Act means the Corporations Act 2001 (Cth).

Data Room means the electronic data room maintained by the Vendors’ lawyers, Allens Arthur Robinson and the hard copy data room made available at the Company’s premises, which is provided and maintained by or on behalf of the Vendors and by which the Combined Purchasers and their Representatives have had access to information and materials on CD ROM or in another electronic format or in hard copy format relating to, among other things, the Company Group, the Shares and the Notes.

Data Room Documentation means all documentation and other information:
(a)	contained in the Data Room, an index of which is signed by the parties for identification purposes contemporaneously with the execution of this Agreement;
(b)	referred to in the Transaction Documents; or

(c)	contained in or provided with any written answers provided by any Vendor or their Representatives in relation to, or in response to, requests made by any Combined Purchaser or its Representatives up to and including the date of this Agreement.
Disclosure Material means a written item of information, communication or disclosure contained in the categories of information referred to in schedule 2.

Duty means duty, including stamp duty (and associated fines, penalties and interest) imposed in Australia.

Excluded Data Room Documentation means:
(a)	all documentation and other information contained on the CD titled ‘Camberwell Coal Project (Pre-Integra Implementation) Data Room Information Dated 5 January 2007’;

(b)	Integra Market Review for AMCI dated April 2006 being Document Number 15 in the Integra Coal Joint Venture Data Room;

(c)	Document Numbers S1.7.1, S1.7.2. and S1.7.3 in Volume 7 of the Camberwell Project Post-Integra Implementation Supplementary Data Room No. 1;

(d)	Document Numbers S1.6.1 and S1.6.2 in Volume 6 of the Integra Joint Venture Supplementary Data Room No. 1;

(e)	Answers given on 16 January 2007 to Requests for Information Numbers 22 and 23;

(f)	Answer given on 22 January 2007 to Request for Information Number 9;

(g)	Answers given on 25 January 2007 to Requests for Information Numbers 103 and 104 (to the extent they relate to the Camberwell Coal Project prior to the implementation of the Integra Coal Joint Venture);

NH2 Share Sale Agreement
(h)	Answer given on 7 February 2007 to Request for Information Number 118;

(i)	Document Numbers S1.2.2 and S1.2.4 in Volume 2 of the Australian Coal Inter Holdings (NL) I B.V. Supplementary Data Room No. 1; and

(j)	Document Numbers S2.8.1, S2.8.2 and S2.8.3 in Volume 8 of the Camberwell Project Post-Integra Implementation Supplementary Data Room No. 2.
FRC Sale Agreement means the agreement between the FRC Vendor, the Purchaser and the Guarantor for the sale of the FRC Shares executed or to be executed contemporaneously with the execution of this Agreement.

FRC Share Purchaser means the person named as purchaser in or nominated as purchaser under the FRC Sale Agreement.

FRC Shares means the 180 ordinary shares in the capital of the Note Holder together with the benefit of all rights (including dividend rights) attached or accruing to those shares.

FRC Vendor means FRC AMCI Intermediate B.V.

FRC Vendor Group means the FRC Vendor and its Related Bodies Corporate, including the Note Holder before completion of the FRC Sale Agreement but excluding the Note Holder after completion of the FRC Sale Agreement.

FRC Warranties means the Warranties given by the FRC Vendor as defined and contained in the FRC Sale Agreement.

Governmental Agency means a government or a governmental, semi-governmental or judicial entity or authority. It also includes a self-regulatory organisation established under statute or a stock exchange.

Group Member means a member of the Company Group.

GST has the meaning given by the GST Law.

GST Amount means in relation to a Taxable Supply the amount of GST payable in respect of that Taxable Supply.

GST Group has the meaning given by the GST Law.

GST Law has the meaning given by the A New Tax System (Goods and Services Tax) Act 1999 (Cth), or, if that Act does not exist means any Act imposing or relating to the imposition or administration of a goods and services tax in Australia and any regulation made under that Act.

Guarantor Warranties means the representations and warranties set out in schedule 3.

Income Tax means tax imposed on income, profits, or gains (including capital gains) and includes, to avoid doubt, a liability to pay an amount equal to a contribution amount pursuant to section 721-30(2) of the Tax Act.

Indemnified Party means each member of the AMCI Vendor Group and the FRC Group and each Officer, employee, or agent of each member of the AMCI Vendor Group and the FRC Group.

Input Tax Credit has the meaning given by the GST Law and a reference to an Input Tax Credit entitlement of a party includes an Input Tax Credit for an acquisition made by that party but to which another member of the same GST Group is entitled under the GST Law.

NH2 Share Sale Agreement
Interest Rate means the daily buying rate displayed at or about 10.30am (Brisbane time) on the Reuters screen BBSY page for Australian bank bills of a three month duration.

Invoice has the meaning given by the GST Law.

Key Employees means:
(a)	Brian MacDonald;

(b)	Anne McIntyre;

(c)	Steve Pilcher;

(d)	Alan Payne;

(e)	Andy Mifflin;

(f)	Michael Mapp;

(g)	Patrick Kelly;

(h)	Julian Hoskin;

(i)	Sean Egan;

(j)	Neil Brown;

(k)	Brett Maff; and

(l)	Mark Tzannes.
Law means any statute, regulation, order, rule, subordinate legislation or other document enforceable under any statute, regulation, rule or subordinate legislation.

Liabilities means Claims, losses, liabilities, costs or expenses of any kind and however arising, including penalties, fines and interest and including those which are prospective or contingent and those the amount of which for the time being is not ascertained or ascertainable.

NH2 means NH2 Pty Ltd (ACN 097 547 969) of Level 22, Riverside Centre, 123 Eagle Street, Brisbane, Queensland, Australia.

NH2 Shares means the 726,621 ordinary shares in the capital of NH2 together with the benefit of all rights (including dividend rights) attached or accruing to those shares as at the date of this Agreement.

Note Holder means Australian Coal Inter Holdings (NL) 1 B.V. of Fred Roeskestraat 123, 1076EE, Amsterdam, The Netherlands.

Notes means the 4,900,000 convertible notes of the Company owned by the Note Holder.

Officer means, in respect of a body corporate, a director, company secretary, assistant secretary, chief executive officer, chief financial officer or general manager of that body corporate.

Permitted Security Interest means:
(a)	a charge or lien arising in favour of a Governmental Agency by operation of statute unless there is default in payment of money secured by that charge or lien;

(b)	any mechanics’, workmen’s or other like lien arising in the ordinary course of business; and

(c)	any retention of title arrangement undertaken in the ordinary course of day-to-day trading.

NH2 Share Sale Agreement
Purchase Price means the amount of $8 million.

Purchaser Group means the Purchaser and its respective Related Bodies Corporate (including the Note Holder after completion of the FRC Sale Agreement and Group Members after completion of the AMCI Sale Agreement).

Purchaser Warranties means the representations and warranties set out in schedule 3.

Related Body Corporate has the meaning given to related body corporate in the Corporations Act.

Representatives means, in relation to a person, its:
(a)	Officers, employees and agents;

(b)	legal, accounting, financial, technical and other professional advisers and consultants, including industry consultants;

(c)	financiers; and

(d)	any other person acting on behalf of that person in relation to a transaction contemplated by the Transaction Documents.
Shares means the AMCI Shares, the FRC Shares and the NH2 Shares.

Security Holders Agreement means the Security Holders Agreement dated 21 February 2005 between the AMCI Vendor, the Note Holder, the Company, the NH2 Share Vendor and FRC Southern Cross Coal Holdings, LLC.

Security Interest includes any mortgage, pledge, lien or charge or any security or preferential interest or arrangement of any kind or any other right of, or arrangement with, any creditor to have its claim satisfied in priority to other creditors with, or from the proceeds of, any asset but does not include a Permitted Security Interest. It includes retention of title other than in the ordinary course of day-to-day trading and a deposit of money by way of security but it excludes a charge or lien arising in favour of a Governmental Agency by operation of statute unless there is default in payment of money secured by that charge or lien.

Specified Clauses means 1, 8, 10, 17, 18 and 20.

Subsidiaries means the entities specified in schedule 1.

Tax means any Income Tax, land tax, sales tax, payroll tax, fringe benefits tax, group tax, withholding tax, customs duties, excise duties, franking deficits tax, stamp duty, GST, debits tax, financial institutions duty or any other taxes or duties imposed in Australia by any government or governmental taxation agency (including fines, additional tax, interest or penalties).

Taxable Supply has the meaning given by the GST Law excluding the reference to section 84-5 of the A New Tax System (Goods and Services Tax) Act 1999 (Cth).

Tax Act means the Income Tax Assessment Act 1936 (Cth) and the Income Tax Assessment Act 1997 (Cth).

Third Party Claim means a Claim against the Purchaser by a third party which, if successful, would result in a breach of any Warranty.

Total Purchase Price has the meaning given to that term in the AMCI Sale Agreement.

NH2 Share Sale Agreement
Transaction Documents means this Agreement, the FRC Sale Agreement and the AMCI Sale Agreement and any documents entered into by any parties to any of those agreements in connection with the transactions contemplated by any of those agreements.

Vendors means the AMCI Vendor, the FRC Vendor and the NH2 Share Vendor.

Warranties means the statements made in schedule 4.

Warranty Claim means a Claim against the NH2 Share Vendor for breach of any of the Warranties.
1.2	Interpretation

Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires otherwise.
(a)	The singular includes the plural, and the converse also applies.

(b)	A gender includes all genders.

(c)	If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d)	A reference to a person includes a corporation, trust, partnership, unincorporated body or other entity, whether or not it comprises a separate legal entity.

(e)	A reference to a clause or schedule is a reference to a clause of or a schedule of this Agreement.

(f)	A reference to an agreement or document (including a reference to this Agreement) is to the agreement or document as amended, supplemented, novated or replaced except to the extent prohibited by this Agreement or that other agreement or document.

(g)	A reference to writing includes any method of representing or reproducing words, figures, drawings, or symbols in a visible or tangible form.

(h)	A reference to a party to this Agreement or another agreement or document includes the party’s successors, permitted substitutes and permitted assigns (and, where applicable, the party’s legal personal representatives).

(i)	A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

(j)	A reference to dollars and $ is to Australian currency.

(k)	a reference to a right or obligation of any two or more persons confers that right, or imposes that obligation, as the case may be, jointly and severally.

(l)	A reference to a party using its best endeavours or reasonable endeavours does not include a reference to that party paying money in the form of an inducement or consideration to a third party to procure something (other than the payment of immaterial expenses or costs, including costs of advisers, to procure the relevant thing) or in circumstances that are commercially onerous or unreasonable in the context of this Agreement or providing other valuable consideration to or for the benefit of any person or agreeing to commercially onerous or unreasonable conditions (and an obligation on a party to use its best endeavours or reasonable endeavours does not oblige that party to pay money in the form of an inducement or consideration to a third party to procure something (other than the payment

NH2 Share Sale Agreement
of immaterial expenses or costs, including costs of advisers, to procure the relevant thing) or in circumstances that are commercially onerous or unreasonable in the context of this Agreement or provide other valuable consideration to or for the benefit of any person or to agree to commercially onerous or unreasonable conditions).

(m)	Mentioning anything after includes, including, for example, or similar expressions, does not limit what else might be included.

(n)	Nothing in this Agreement is to be interpreted against a party solely on the ground that the party put forward this Agreement or any part of it.
1.3	Consents or approvals

If the doing of any act, matter or thing under this Agreement is dependent on the consent or approval of a party or is within the discretion of a party, the consent or approval may be given or the discretion may be exercised conditionally or unconditionally or withheld by the party in its absolute discretion.

1.4	Method of payment

All payments required to be made under this Agreement must be tendered by way of direct transfer of immediately available funds to the bank account nominated in writing by the party to whom the payment is due and by not later than 2pm Brisbane time on the due date for payment. Any payment tendered under this Agreement after 2pm Brisbane time on any date will be taken to have been made on the next succeeding Business Day (the deemed payment date) after the date on which payment was tendered, and if the deemed payment date is after the relevant due date for payment, interest will accrue under clause 1.5 accordingly.

1.5	Interest on amounts payable

If any party fails to pay any amount payable by it under or in accordance with this Agreement (including the Purchase Price) that party must, if demand is made, pay simple interest on that amount from the due date for payment until that amount is paid in full at the rate per annum which is the sum of the Interest Rate on the date on which the payment was due, plus a margin of 3%, calculated daily. The right to require payment of interest under this clause is without prejudice to any other rights the non-defaulting party may have against the defaulting party at law or in equity.

NH2 Share Sale Agreement
2.	Conditions Precedent

2.1	Conditions precedent

Clauses 3 and 7 will not bind the parties and Completion will not proceed unless and until the following conditions (the Conditions Precedent) are fulfilled in accordance with this Agreement prior to or at Completion:
(a)	completion of the FRC Sale Agreement;

(b)	simultaneous completion of the AMCI Sale Agreement; and

(c)	the Treasurer of the Commonwealth of Australia:
(i)	ceases to be empowered to make an order under Part II of the Foreign Acquisitions and Takeovers Act 1975 (Cth) in respect of the acquisition contemplated by this Agreement; or

(ii)	gives the Purchaser advice in writing of a decision by the Treasurer that the Commonwealth Government has no objection to the acquisitions contemplated by this Agreement and the AMCI Sale Agreement, whichever first occurs.
2.2	Parties must co-operate

Each party must co-operate with the other and do all things reasonably necessary to procure that the Conditions Precedent are fulfilled.

2.3	Specific obligations of co-operation

Without limiting the generality of clause 2.2:
(a)	each party must make all necessary and appropriate applications and supply all necessary and appropriate information for the purpose of enabling the Conditions Precedent to be fulfilled;

(b)	no party may withdraw or procure the withdrawal of any application made or information supplied under paragraph (a) of this clause 2.3;

(c)	no party may take any action that would or would be likely to prevent or hinder the fulfilment of the Conditions Precedent; and

(d)	each party must:
(i)	supply to the other party copies of all applications made and all information supplied for the purpose of enabling the Conditions Precedent to be fulfilled;

(ii)	keep the other party informed in a timely manner of the status of any discussions or negotiations with relevant third parties regarding the Conditions Precedent; and

(iii)	promptly notify the other party on becoming aware of the fulfilment of any Condition Precedent or of any Condition Precedent becoming incapable of being fulfilled.

NH2 Share Sale Agreement
2.4	Waiver
(a)	The NH2 Share Vendor and the Purchaser may agree to waive the Conditions Precedent in clauses 2.1(a) and 12.1(b).

(b)	The Purchaser may waive the Condition Precedent contained in clause 2.1(c).
2.5	Termination before completion

If:
(a)	either of the Conditions Precedent in clauses 2.1(a) and clause 2.1(c) are not fulfilled by the Backstop Date;

(b)	any consent or approval required under the Condition Precedent in clause 2.1(c) is granted on terms that are not acceptable on the basis that, in the reasonable opinion of either the NH2 Share Vendor or the Purchaser, the terms, if accepted, would cause a material adverse effect in relation to the NH2 Shares; or

(c)	the NH2 Share Vendor or the Purchaser become aware that a Condition Precedent other than the Condition Precedent in clause 12.1(b) cannot be satisfied by the Backstop Date and the parties cannot agree to waive the Condition Precedent or the Condition Precedent cannot be waived, then either party may terminate this Agreement by notice to the other party (provided that the party seeking to terminate this Agreement has complied with its obligations under clauses 2.2 and 2.3).

2.6	Effect of Termination

If this Agreement is terminated under clause 2.5, except for this clause and the Specified Clauses, this Agreement will be null and void and of no effect.

2.7	Effect of Conditions Precedent

Notwithstanding clause 9.2, the parties acknowledge that the Purchaser:
(a)	will not have any legal or equitable interest in the NH2 Shares; and

(b)	will not be entitled, and otherwise waives any right, to seek an order for specific performance of this Agreement, unless and until the Conditions Precedent have been satisfied or waived and that until such time the Purchaser’s sole remedy for any failure by the NH2 Share Vendor to comply with any term of this Agreement is damages.

2.8	Automatic termination

If the AMCI Sale Agreement is terminated prior to Completion for any reason, then this Agreement is automatically terminated with effect on the date of termination of the AMCI Sale Agreement.

NH2 Share Sale Agreement
3.	Sale and Purchase

3.1	Sale and purchase

The NH2 Share Vendor as legal and beneficial owner sells the NH2 Shares free from all Security Interests and the Purchaser buys the NH2 Shares on the terms set out in this Agreement.

3.2	Title and property

Title to and property in the NH2 Shares remains solely with the NH2 Share Vendor until Completion and, subject to the provisions of this Agreement, passes to the Purchaser with effect from Completion.

4.	Price and Payment

The Purchase Price must be paid by the Purchaser to the NH2 Share Vendor on the Completion Date in accordance with clause 1.4.

5.	Purchaser Warranties and Guarantor Warranties

5.1	Purchaser Warranties

The Purchaser represents and warrants to the NH2 Share Vendor that, as at the date of this Agreement, each of the Purchaser Warranties is correct.

5.2	Guarantor Warranties

The Guarantor represents and warrants to the NH2 Share Vendor that, as at the date of this Agreement, each of the Guarantor Warranties is correct.

5.3	Continued operation

The Purchaser Warranties and the Guarantor Warranties will remain in full force and effect after the Completion Date despite Completion.

6.	NH2 Share Vendor Warranties

6.1	Warranties

The NH2 Share Vendor represents and warrants to the Purchaser that, except as provided in this Agreement or consented to by the Purchaser in writing, each of the Warranties is correct in all material respects.

6.2	Other Warranties and conditions excluded

Except as expressly set out in this Agreement, all terms, conditions, warranties and statements, (whether express, implied, written, oral, collateral, statutory or otherwise) are excluded to the maximum extent permitted by law and, to the extent they can not be excluded, the NH2 Share Vendor disclaims all Liability in relation to them to the maximum extent permitted by law.

NH2 Share Sale Agreement
6.3	When Warranties given

Each of the representations and warranties given under clause 6.1:
(a)	is, unless expressly stated at a specific time, given as at the date of this Agreement;

(b)	is, unless expressly stated at a specific time, repeated as at the time immediately before Completion except to the extent that prior to Completion, the Warranty becomes incorrect solely:
(i)	because of the act or omission of a person other than the NH2 Share Vendor; or

(ii)	because of circumstances arising after the date of this Agreement that are beyond the reasonable control of the NH2 Share Vendor; or

(iii)	in relation to Warranties made by the NH2 Share Vendor on the basis of its knowledge or awareness, because of facts, matters and circumstances that were not within the actual knowledge or awareness of the NH2 Share Vendor at the date of this Agreement;
(c)	is not given at any other time; and

(d)	will remain in full force and effect after the Completion Date despite Completion, subject to the limitations on survival in clauses 6.5(a) and 6.10.
6.4	Disclosures

Each of the Warranties is given subject to the facts, matters and circumstances disclosed in or otherwise reasonably identifiable or reasonably determinable from the Disclosure Material and the NH2 Share Vendor is not liable (whether by way of damages or otherwise) for any Warranty Claim to the extent that the breach is based on any fact, matter or circumstance:
(a)	provided for in the Transaction Documents;

(b)	disclosed in or otherwise reasonably identifiable or reasonably determinable from the Disclosure Material;

(c)	relating to any Liability to the extent disclosed in or otherwise reasonably identifiable or reasonably determinable from the Disclosure Material;

(d)	relating to any Liability to the extent that there is a provision or reserve for that Liability specifically, or for Liabilities generally of that type or nature, in the Balance Sheet;

(e)	which, at the date of this Agreement, is within the actual knowledge of any of the Combined Purchasers or any of their Representatives or which ought reasonably to have been known by any of the Combined Purchasers or any of their Representatives having regard to their actual knowledge and experience and the matters of which any of the Combined Purchasers could reasonably have expected to be informed by their Representatives; or

(f)	which would have been disclosed to any of the Combined Purchasers had any of the Combined Purchasers conducted searches prior to the date of this Agreement of records open to public inspection in Australia (including records maintained by ASIC, any Land Titles office or any other Governmental Agency).

NH2 Share Sale Agreement
In this clause 6.4, otherwise reasonably identifiable or reasonably determinable in relation to a fact, matter, circumstance or Liability means reasonably likely to result in a prudent prospective purchaser for value of a business of the type conducted by the Company Group, that has conducted a thorough examination of the Disclosure Material by and through its suitably qualified Representatives, acting competently, professionally and collaboratively, becoming aware of, or being put on notice of, or being reasonably directed to a chain of inquiry into, the relevant fact, matter, circumstance or Liability.

For the purposes of paragraph (e), the Combined Purchasers are not imputed with the knowledge of any information that any Representative of the Combined Purchasers is not permitted, by law or under confidentiality obligations binding on the relevant Representative, to disclose to the Purchaser.

6.5	Conditions of payment and Claims for breach

Despite any other provision of this Agreement each of the following applies in respect of this Agreement.
(a)	(Notice of Claims) The NH2 Share Vendor is not liable to make any payment (whether by way of damages or otherwise) for any breach of any Warranty unless a Warranty Claim is made in writing by the Purchaser (setting out full details including details of the fact, circumstance or matter giving rise to the breach, the nature of the breach and the Purchaser’s calculation of the loss suffered) as soon as reasonably practicable after the Purchaser becomes aware of the fact, circumstance or matter on which the Warranty Claim is based and, in any event, on or before the date which is one year after the Completion Date.

(b)	(Maximum NH2 Share Vendor liability for individual breach) The maximum amount that the Purchaser may recover from the NH2 Share Vendor (whether by way of damages or otherwise) for breach of a Warranty in respect of a breach, or a series of breaches relating to the same or substantially similar facts, matters or circumstances, is an amount equal to the Purchase Price.

(c)	(Maximum aggregate NH2 Share Vendor liability) Subject to paragraphs (d) and (e), the maximum aggregate amount that the Purchaser may recover from the NH2 Share Vendor (whether by way of damages or otherwise) for breaches of the Warranties is an amount equal to the Purchase Price.

(d)	(Maximum aggregate Vendors’ liability) The maximum aggregate amount that the Combined Purchasers may recover from the Vendors (whether by way of damages or otherwise) for breaches of the Warranties, the FRC Warranties and the AMCI Warranties is an amount equal to the Total Purchase Price.

(e)	(Vendor aggregate thresholds) The NH2 Share Vendor is not liable to make any payment (whether by way of damages or otherwise) for any breach of any Warranty:
(i)	unless the total amount finally adjudicated or agreed against the NH2 Share Vendor under this Agreement in respect of the breach, or a series of breaches relating to the same or substantially similar facts, matters or circumstances exceeds $1 million; and

NH2 Share Sale Agreement
(ii)	until the total of all amounts finally adjudicated or agreed against the NH2 Share Vendor under this Agreement in respect of breaches of the Warranties, that would, but for this paragraph (ii), be payable under paragraph (i), exceeds $2 million.
(f)	(Data Room Documentation) The NH2 Share Vendor does not give any representation or warranty in relation to any fact, matter or circumstance relating to the Data Room Documentation or the Excluded Data Room Documentation.

(g)	(Actions of the Purchaser) The NH2 Share Vendor’s Liability in respect of any breach of any Warranty will be reduced or extinguished (as the case may be) to the extent that the breach has arisen as a result of any act or omission after Completion by or on behalf of the Purchaser Group in breach of their respective obligations under the Transaction Documents.

(h)	(Actions of the NH2 Share Vendor) The NH2 Share Vendor’s Liability in respect of any breach of any Warranty will be reduced or extinguished (as the case may be) to the extent that the breach has arisen as a result of any act or omission by or on behalf any Vendor or the Company Group in accordance with standard mining and resources industry practice (where such practice exists) or (where such practice does not exist) in accordance with any Vendor’s or the Company Group’s lawful practice in the ordinary course of business, or where the Purchaser has requested or consented to that act or omission in writing.

(i)	(Credit) If, after the NH2 Share Vendor has made any payment to the Purchaser for any breach of any Warranty, a member of the Purchaser Group receives any benefit or credit by reason of matters to which the breach relates then the Purchaser must immediately repay to the NH2 Share Vendor a sum corresponding to the amount of the payment or (if less) the amount of the benefit or credit.

(j)	(Change in law or interpretation) The NH2 Share Vendor will not be liable to make any payment (whether by way of damages or otherwise) for any breach of any Warranty:
(i)	where the breach is as a result of any legislation not in force at the date of this Agreement including legislation which takes effect retrospectively;

(ii)	where the breach is as a result of or in respect of a change in the judicial interpretation of the law in any jurisdiction after the date of this Agreement; or

(iii)	where the breach is as a result of or in respect of a change in the administrative practice of any Governmental Agency after the date of this Agreement including any change which takes effect retrospectively.
(k)	(Recovery under any other right) The NH2 Share Vendor will not be liable to make any payment (whether by way of damages or otherwise) for any breach of any Warranty to the extent that a member of the Purchaser Group:
(i)	recovers from a person (other than the NH2 Share Vendor, the AMCI Vendor under the AMCI Warranties or the FRC Vendor under the FRC Warranties) in respect of any loss or damage arising out of the breach whether by way of contract, indemnity or otherwise; or

(ii)	without limiting sub-paragraph (i), recovers under any claim of indemnity against any loss or damage suffered arising out of the breach or claim under the terms of

NH2 Share Sale Agreement
any insurance policy of, or applicable to, the Purchaser Group (or would have been entitled to so recover if the Purchaser Group had maintained in force insurance policies in relation to the Company Group that existed at Completion); and
in each case, prior to making any Warranty Claim against the NH2 Share Vendor, the relevant member of the Purchaser Group must make a Claim from that person, or under that insurance policy, as the case may be, for the amount of such loss or damage, and use all actions reasonably necessary to pursue the Claim, where there is a reasonable likelihood of success.

(l)	(No consequential loss) The NH2 Share Vendor will not be liable to make any payment (whether by way of damages or otherwise) to the Purchaser for any indirect loss (including economic loss or loss of profits) or any special, consequential or incidental losses, however arising.
6.6	Acknowledgments

Each of the Purchaser and the Guarantor acknowledges and agrees that:
(a)	it has knowledge and experience in financial and business matters and resources exploration, mining, processing and marketing, it is capable of evaluating the merits and risks associated with the purchase of the NH2 Shares and the transactions contemplated by the Transaction Documents, it is aware of the actual and potential risks that are generally known within the coal mining industry and the Australian mining and resources industry generally and, it has relied on its own judgement and evaluation, and that of its Representatives, of the Disclosure Material and on its own inspection and appraisal, and that of its Representatives, of the Shares and the assets and operations of the Company Group;

(b)	except as expressly set out in this Agreement, neither the NH2 Share Vendor nor any of its Representatives have made any representation, given any advice or given any warranty or undertaking, promise or forecast of any kind in relation to the Shares, the Company, the Subsidiaries, the assets and operations of the Company Group, the Disclosure Material or this Agreement;

(c)	without limiting paragraph (b), no representation, no advice, no warranty, no undertaking, no promise and no forecast is given in relation to:
(i)	any economic, fiscal or other interpretations or evaluations by the NH2 Share Vendor or any of its Representatives or any other person;

(ii)	any future matters, including future or forecast costs, prices, revenues or profits;

(iii)	the principles to be applied by any Governmental Agency with respect to the regulation of the mining and resources industry or any part of it and, in particular, matters affecting revenue, prices and charges and service levels; and

(iv)	the regulation of the mining and resources industry or any part of it (including any act or omission by any Governmental Agency);

NH2 Share Sale Agreement
(d)	without limiting paragraphs (b) or (c), and except for the Warranties, no statement or representation:
(i)	has induced or influenced the Purchaser to enter into this Agreement or agree to any or all of its terms;

(ii)	has been relied on in any way as being accurate by the Purchaser;

(iii)	has been warranted to the Purchaser as being true; or

(iv)	has been taken into account by the Purchaser as being important to the Purchaser’s decision to enter into this Agreement or agree to any or all of its terms; and
(e)	the Vendors have provided it with access to all categories of information which the Purchaser considers necessary to enable it to make an informed decision to enter this Agreement or agree to any of this terms (including the opportunity to make inquiries of, and receive responses from, the Vendors in relation to or in connection with such information) and the Purchaser has competently and diligently carried out all relevant investigations and has examined and acquainted itself concerning:
(i)	the contents, correctness and sufficiency of the Disclosure Material;

(ii)	all information which is relevant to the risks, contingencies and other circumstances which could affect its decision to enter into this Agreement; and

(iii)	all amounts payable by the parties under this Agreement.
6.7	Release

To the maximum extent permitted by law, the Purchaser releases each Indemnified Party from, and agrees not to make and waives any right it might have to make, any Claim against any Indemnified Party in relation to anything referred to in paragraphs (b), (c) or (d) of clause 6.6 and will procure that each member of the Purchaser Group and their respective Representatives so release and agree not to make and waive all such Claims, provided that nothing in this clause has the effect of releasing the NH2 Share Vendor from any Liability for breach of a Warranty or any other express Liability of the NH2 Share Vendor under this Agreement. The NH2 Share Vendor holds on trust for each other Indemnified Party the benefit of this clause to the extent that this clause applies to those other Indemnified Parties and is entitled to enforce this clause on behalf of the other Indemnified Parties.

6.8	Statutory actions

To the maximum extent permitted by law and without limiting clause 6.7, the Purchaser agrees not to make and waives any right it might have to make any Warranty Claim against the Indemnified Parties, whether in respect of the Warranties or otherwise, under:
(a)	Part 7.10 of the Corporations Act;

(b)	the Australian Securities and Investments Commission Act 2001 (Cth) in connection with a breach of section 12DA of that Act;

(c)	the Trade Practices Act 1974 (Cth) in connection with a breach of Part V of that Act;

(d)	the Fair Trading Act 1989 (Qld) in connection with a breach of section 38 of that Act;

(e)	the Fair Trading Act 1987 (NSW) in connection with a breach of section 42 of that Act,

NH2 Share Sale Agreement
pintuor any corresponding or similar provision of any Australian State or Territory legislation or any similar provision of any legislation in any relevant jurisdiction or any other applicable laws.

6.9	Dealing with Warranty breach after Completion

If the Purchaser becomes aware after Completion of any fact, circumstance or matter which constitutes or could (whether alone or with any other possible fact, circumstance or matter) constitute a breach of any Warranty, including a Third Party Claim, the Purchaser must do each of the following:
(a)	as soon as possible, give the NH2 Share Vendor full details including details (including material documents) of the fact, circumstance or matter giving rise to the breach (or possible breach), the nature of the breach and, to the extent possible, the Purchaser’s calculation of the loss suffered or likely to be suffered;

(b)	not make, and procure that no member of the Purchaser Group makes, any admission of Liability, agreement or compromise with any person in relation to any such fact, circumstance or matter without first consulting with and obtaining the approval of the NH2 Share Vendor;

(c)	in respect of a breach (or possible breach) other than a Third Party Claim, take, and procure that each member of the Purchaser Group takes, reasonable steps to mitigate any loss which may give rise to a Liability of the NH2 Share Vendor under any Warranty;

(d)	in respect of Third Party Claims, provided that the NH2 Share Vendor acknowledges its liability to the Purchaser for breach of the relevant Warranty should the Third Party Claim be successful:
(i)	give, and procure that each member of the Purchaser Group gives, to the NH2 Share Vendor (at the NH2 Share Vendor’s cost and expense and with the right to select its own counsel) joint conduct and control of all action taken by the Purchaser Group to defend that Third Party Claim (unless the Claim is covered by insurance, in which case, the defence may be conducted by the insurer);

(ii)	at the NH2 Share Vendor’s expense, give and procure that each member of the Purchaser Group gives, all assistance that the NH2 Share Vendor may reasonably require in relation to any action taken or proposed to be taken by the NH2 Share Vendor to defend a Third Party Claim, including by giving the NH2 Share Vendor and its Representatives reasonable access to:
(A)	the personnel and premises of the Purchaser Group; and

(B)	relevant chattels, accounts, documents and records within the possession, custody or power of the Purchaser Group, to enable the NH2 Share Vendor and its Representatives to examine the personnel, premises, chattels, accounts, documents and records and to take copies or photographs of them; and

(iii)	at the NH2 Share Vendor’s expense, take, and procure that each member of the Purchaser Group takes reasonable steps to mitigate any loss arising in connection with the Third Party Claim, and all action in good faith and with due diligence as the NH2 Share Vendor may request to avoid, remedy or mitigate any loss arising

NH2 Share Sale Agreement
in connection with the Third Party Claim, including legal proceedings and disputing, defending, appealing or compromising any Third Party Claim and any adjudication of it.
6.10	Proceedings in respect of a Warranty Claim

Unless the NH2 Share Vendor otherwise agrees, any Warranty Claim by the Purchaser will be taken to be waived or withdrawn and will be barred and unenforceable (if such Warranty Claim has not been previously satisfied, settled or withdrawn) unless legal proceedings in respect of the Warranty Claim have been issued and served on the NH2 Share Vendor in relation to the breach of Warranty within 6 months of the service of the notice of such Warranty Claim on the NH2 Share Vendor and for this purpose legal proceedings will not be deemed to have been commenced unless they have been properly issued and validly served upon the NH2 Share Vendor.

6.11	Taxation offset

In calculating the Liability of the NH2 Share Vendor for any breach of any Warranty or under the indemnities contained in any Transaction Document, account must be taken of any Tax or Duty benefit to the Purchaser or the Company Group as a result of the matter giving rise to such Liability (including the timing of the Purchaser or the Company Group’s likely utilisation of such Tax or Duty benefit).

6.12	Restructure of the Company Group or change in accounting policies

The NH2 Share Vendor will not be liable for any breach of any Warranty to the extent that the breach would not have arisen but for any restructure or change in ownership of the Company Group after Completion or any change in the accounting policies of the Company Group after Completion.

6.13	Reduction of Purchase Price

Any monetary compensation or damages received by the Purchaser Group as a result of any breach by the NH2 Share Vendor of any Warranty will be treated as a reduction and refund of the Purchase Price.

6.14	Notification of Warranty breach before Completion

If on or before Completion the Purchaser becomes aware of any material breach or potential material breach of any Warranty which has or may have a material adverse effect on the NH2 Shares, the Purchaser must:
(a)	notify the NH2 Share Vendor of this; and

(b)	without being required to consent to any delay in the Completion Date, allow the NH2 Share Vendor a reasonable opportunity to remedy the breach or potential breach.
If, by the Completion Date, the NH2 Share Vendor has not remedied the breach or potential breach or if the Purchaser does not, in its reasonable opinion, accept the result as a remedy where the breach would expose the NH2 Share Vendor to a liability exceeding the Purchase Price, the NH2 Share Vendor may terminate this Agreement by giving notice to the Purchaser.

6.15	Remedies for breach of Warranty

The Purchaser acknowledges that its sole remedy for a breach of a Warranty is damages.

NH2 Share Sale Agreement
7.	Completion

7.1	Completion place

Completion of the sale and purchase of the NH2 Shares will take place on the Completion Date at the offices of the NH2 Share Vendor’s solicitors, Allens Arthur Robinson in Brisbane or at any other place as the NH2 Share Vendor and the Purchaser may agree.

7.2	Obligations of NH2 Share Vendor on Completion

On or before the Completion Date the NH2 Share Vendor must:
(a)	procure that, with effect on Completion, the transfer of the NH2 Shares to the Purchaser (subject to the payment of any applicable stamp duty on the instruments of transfer which must be borne by the Purchaser), the cancellation of the existing share certificate for the NH2 Shares, the sealing and delivery by NH2 to the Purchaser of a new share certificate for the NH2 Shares in the name of the Purchaser, are each approved;

(b)	deliver to the Purchaser evidence that all Security Interests over the NH2 Shares have been released; and

(c)	deliver to the Purchaser duly executed instruments of transfer of the NH2 Shares in favour of the Purchaser together with the share certificates relating to the NH2 Shares.
7.3	Obligations of Purchaser on Completion

On or before the Completion Date the Purchaser must, at its own cost:
(a)	deliver to the NH2 Share Vendor the duly executed counterparts of the instruments of transfer of the NH2 Shares referred to in clause 7.2(c); and

(b)	do, execute and deliver all other acts and documents that this Agreement or any other Transaction Documents require the Purchaser to do, execute or deliver at Completion.
7.4	Payment of Purchase Price

On the Completion Date and subject to the due performance by the NH2 Share Vendor of the obligations on its part to be performed under clause 7.2, the Purchaser must pay the Purchase Price to the NH2 Share Vendor.

7.5	Interdependency

The obligations of the parties in respect of Completion are interdependent and all actions at Completion are deemed to take place simultaneously.

8.	Confidentiality

8.1	Confidentiality

Subject to clause 8.3, each party must keep the terms of this Agreement confidential.

NH2 Share Sale Agreement
8.2	Purchaser’s investigation

Subject to clause 8.3, any confidential information obtained by the Purchaser in connection with the Note Holder, Company Group and the Shares must be kept confidential:
(a)	until the Completion Date; and

(b)	after the Completion Date, if Completion does not occur.
8.3	Exceptions

A party may make any disclosures in relation to this Agreement as it thinks necessary to:
(a)	its professional advisers, insurers, bankers, financial advisers and financiers, if those persons undertake to keep information disclosed confidential;

(b)	comply with any applicable law or requirement of any Governmental Agency;

(c)	any of its employees or employees of any member of the AMCI Vendor Group, the FRC Vendor Group and the Purchaser Group to whom it is necessary to disclose the information if that employee undertakes to keep the information confidential; and

(d)	any member of the AMCI Vendor Group and the FRC Vendor Group.
8.4	Public announcements

Except as required by law or the rules of any stock exchange, all press releases and other public announcements relating in any way to this Agreement must be in terms agreed by the parties.

8.5	Confidentiality Agreement unaffected

If the Purchaser has entered into any separate agreement to keep confidential the confidential information of the Vendors, the Note Holder or the Company Group and the Shares (including the Confidentiality Agreement), nothing in this clause will limit or otherwise affect the terms of that agreement.

9.	Remedies and Termination

9.1	Remedies of the NH2 Share Vendor
(a)	If the Purchaser fails to comply with any term of this Agreement or breaches a Purchaser Warranty, without limiting the remedies available to the NH2 Share Vendor at law or in equity, the NH2 Share Vendor may sue the Purchaser for breach.

(b)	Without limiting clause 9.1(a), if the Purchaser has failed to comply with any material term of this Agreement on or before Completion and has not remedied that failure or non-compliance by the Completion Date and after receipt of a notice from the NH2 Share Vendor setting out full details of the fact, circumstance or matter giving rise to such failure or non-compliance, the NH2 Share Vendor may terminate this Agreement by further notice to the Purchaser.

NH2 Share Sale Agreement
9.2	Remedies of the Purchaser
(a)	If the NH2 Share Vendor fails to comply with any term of this Agreement, without limiting the remedies available to the Purchaser at law or in equity, the Purchaser may sue the NH2 Share Vendor for breach.

(b)	Without limiting clause 9.2(a), if the NH2 Share Vendor has failed to comply with any material term of this Agreement on or before Completion and has not remedied that failure or non-compliance by the Completion Date and after receipt of a notice from the Purchaser setting out full details of the fact, circumstance or matter giving rise to such failure or non-compliance, the Purchaser may terminate this Agreement by further notice to the NH2 Share Vendor.
10.	GST

10.1	GST to be added to amounts payable
If GST is payable on a Taxable Supply made under, by reference to or in connection with this Agreement, the party providing the Consideration for that Taxable Supply must also pay the GST Amount as additional Consideration. This clause does not apply to the extent that the Consideration for the Taxable Supply is expressly stated to be GST inclusive.

10.2	Liability net of GST

Any reference to the calculation of Consideration or of any indemnity, reimbursement or similar amount to a cost, expense or other liability incurred by a party, must exclude the amount of any Input Tax Credit entitlement of that party in relation to the relevant cost, expense or other liability. A party will be assumed to have an entitlement to a full Input Tax Credit unless it demonstrates otherwise prior to the date on which the Consideration must be provided.

10.3	Timing of the payment of the GST Amount

The GST Amount is payable on the earlier of:
(a)	the first date on which all or any part of the Consideration for the Taxable Supply is provided; and

(b)	the date five Business Days after the date on which an Invoice is issued in relation to the Taxable Supply.
10.4	Revenue exclusive of GST

Any reference in this Agreement to price, value, sales, revenue or a similar amount (Revenue), is a reference to that Revenue exclusive of GST.

10.5	Cost exclusive of GST

Any reference in this Agreement (other than in the calculation of Consideration) to cost, expense or other similar amount (Cost), is a reference to that Cost exclusive of GST.

10.6	GST obligations to survive termination

This clause will continue to apply after expiration or termination of this Agreement.

NH2 Share Sale Agreement
11.	Costs and Stamp Duty

11.1	Costs

Each party must bear its own costs arising out of the negotiation, preparation and execution of this Agreement.

11.2	Duty

The Purchaser must pay all Duty that may be payable on or in connection with this Agreement and any instrument or transaction entered into under this Agreement. The Purchaser must indemnify the NH2 Share Vendor on demand against any Liability for that Duty.

12.	Merger

The rights and obligations of the parties will not merge on the completion of any transaction contemplated by this Agreement. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing any such transaction. Each indemnity in this Agreement survives the expiry or termination of this Agreement.

13.	Assignment

Neither party can assign, charge, encumber or otherwise deal with any rights and obligations under this Agreement, or attempt or purport to do so, without the prior written consent of any other party.

14.	Further Assurances

Each party must do anything (including executing agreements and documents) necessary to give full effect to this Agreement and the transactions contemplated by it. Without limiting the foregoing, the Purchaser agrees to do all such things and execute all such deeds, instruments, transfers or other documents as may be necessary to enable the NH2 Share Vendor and its Related Bodies Corporate to be released from any obligations owed to any person in connection with the Company Group.

15.	Entire Agreement

This Agreement, the FRC Sale Agreement and the AMCI Sale Agreement together contain the entire agreement between the parties with respect to their subject matter. They set out the only conduct relied on by the parties and supersede all earlier conduct and prior agreements and understandings between the parties in connection with their subject matter.

16.	Waiver

No failure to exercise nor any delay in exercising any right, power or remedy under this Agreement operates as a waiver. A single or partial exercise or waiver of the exercise of any right, power or remedy does not preclude any other or further exercise of that or any other right, power or remedy. A waiver is not valid or binding on the party granting that waiver unless made in writing.

NH2 Share Sale Agreement
17.	Notices

Any notice, demand, consent or other communication (a Notice) given or made under this Agreement:
(a)	must be in writing and signed by the sender or a person duly authorised by the sender;

(b)	must be addressed and delivered to the intended recipient at the address or fax number below or the address or fax number last notified by the intended recipient to the sender after the date of this Agreement:

(i)	to the NH2 Share Vendor:	475 Steamboat Road
Greenwich Connecticut 06830
USA

Attention: Hans Mende

Fax No: 1 203 625 9231

(ii)	to the Purchaser:	Level 29, AMP Place
10 Eagle Street
Brisbane Qld 4000

Attention: Marcelo Matos

Fax No: 61 7 3227 9616

(iii)	to the Guarantor:	Av. Graca Aranha 26
20030-900, Rio de Janeiro
Brazil

Attention: Jose Lancaster Oliveira

Fax No: 55 21 3814 9921
(c)	will be taken to be duly given or made when delivered, received or left at the above fax number or address. If delivery occurs on a day which is not a business day in the place to which the Notice is sent or is later than 4pm at that place, it will be taken to have been duly given or made at the commencement of business on the next business day in that place.
18.	Governing Law and Jurisdiction

This Agreement is governed by the laws of the State of Queensland. Each party submits to the non-exclusive jurisdiction of courts exercising jurisdiction there in connection with matters concerning this Agreement.

NH2 Share Sale Agreement
19.	Guarantee

19.1	Guarantee

In consideration of the NH2 Share Vendor entering into this Agreement at the request of the Guarantor, the Guarantor:
(a)	unconditionally and irrevocably guarantees to the NH2 Share Vendor on demand the due and punctual performance by the Purchaser of all its obligations under this Agreement; and

(b)	separately indemnifies the NH2 Share Vendor against any Liabilities which may be incurred or sustained by the NH2 Share Vendor in connection with any default or delay by the Purchaser in the due and punctual performance of any of its obligations under this Agreement.
19.2	Liability unaffected by other events

The Liability of the Guarantor under this clause is not affected by any act, omission or thing which, but for this provision, might in any way operate to release or otherwise exonerate or discharge the Guarantor from any of its obligations including (without limitation) the grant to the Purchaser or any other person of any time, waiver or other indulgence, or the discharge or release of the Purchaser or any other person from any obligation.

19.3	Continuing guarantee and indemnity

This clause:
(a)	extends to cover this Agreement as amended, varied or replaced, whether with or without the consent of the Guarantor; and

(b)	is a continuing guarantee and indemnity and, despite Completion, remains in full force and effect for so long as the Purchaser has any Liability or obligation to the NH2 Share Vendor under this Agreement and until all of those Liabilities or obligations have been fully discharged.
20.	Counterparts

This Agreement may be executed in any number of counterparts. All counterparts will be taken to constitute one instrument.

21.	Personal Liability

The parties agree that:
(a)	no natural person will bear any Liability to any party in respect of this Agreement or the transactions contemplated by this Agreement, other than for an act of fraud by that person; and

(b)	no existing or former director or Officer of any Group Member, any Vendors, the Note Holder or any members of the AMCI Vendor Group or the FRC Vendor Group and no existing or former Representative of any Group Member, any Vendors, the Note Holder or any members of the AMCI Vendor Group or the FRC Vendor Group advising in that

NH2 Share Sale Agreement
capacity in relation to the transactions contemplated by this Agreement, will be liable to the Purchaser, the Purchaser Group or any Group Member in respect of any act, matter or thing which occurred before, at or after Completion, other than an act of fraud by that person;

(c)	the persons referred to in paragraphs (a) and (b) are entitled to the benefit of this clause 21.

NH2 Share Sale Agreement
Schedule 1
Subsidiaries
(a)	AMCI Australia Pty Ltd (ACN 062 536 270)

(b)	Queensland Coal Holdings Pty Ltd (ACN 081 724 129)

(c)	Queensland Coal Resources Pty Ltd (ACN 075 176 395)

(d)	AMCI North Pty Ltd (ACN 081 724 101)

(e)	AMCI (IP) Pty Ltd (ACN 114 276 694)

(f)	Isaac Plains Coal Sales Pty Ltd (ACN 114 276 701)

(g)	Isaac Plains Coal Management Pty Ltd (ACN 114 277 315)

(h)	Bowen Central Coal Pty Ltd (ACN 107 198 676)

(i)	Bowen Central Coal Sales Pty Ltd (ACN 107 201 230)

(j)	Bowen Central Coal Management Pty Ltd (ACN 107 199 619)

(k)	AMCI (EF) Pty Ltd (ACN 108 555 111) (formerly AMCI (OE) Pty Ltd)

(l)	AMCI Ellensfield Pty Ltd (ACN 123 542 487)

(m)	AMCI Ellensfield Coal Management Pty Ltd (ACN 123 542 754)

(n)	AMCI (CQ) Pty Ltd (ACN 103 902 389)

(o)	Nebo Central Coal Pty Ltd (ACN 079 942 377)

(p)	Broadlea Coal Management Pty Ltd (ACN 104 885 994)

(q)	Carborough Downs Coal Sales Pty Ltd (ACN 108 803 470)

(r)	Carborough Downs Coal Management Pty Ltd (ACN 108 803 461)

(s)	Swanbank Queensland Pty Ltd (ACN 108 563 373)

(t)	Swanbank Resources Pty Ltd (ACN 108 568 725)

(u)	NSW Coal Resources Pty Ltd (ACN 077 459 735)

(v)	Namoi Coal Pty Ltd (ACN 065 759 882)

(w)	Namoi Highwall Pty Ltd (ACN 074 013 719)

(x)	Namoi Hunter Pty Ltd (ACN 080 537 006)

(y)	NH2 Pty Ltd (ACN 097 547 969)

(z)	AMCI (GC) Pty Ltd (ACN 097 238 349)

(aa)	Maitland Main Collieries Pty Ltd (ACN 000 021 652)

(bb)	Integra Coal Operations Pty Ltd (ACN 118 030 998)

(cc)	Camberwell Coal Pty Limited (ACN 003 825 018)

(dd)	Glennies Creek Coal Management Pty Ltd (ACN 097 768 093)

(ee)	Integra Coal Sales Pty Limited (ACN 080 537 033)

NH2 Share Sale Agreement
Schedule 2
Disclosure Material
1.	The Data Room Documentation.

2.	The Completion Disclosure Material to the extent that it meets the criteria set out in paragraphs (i), (ii) and (iii) of clause 6.3(b).

3.	All information publicly available (by searches at public registers or otherwise) as at the date of this Agreement and as at the Completion Date.

4.	All other information and data provided or communicated in writing to any of the Combined Purchasers, their Related Bodies Corporate, or any of their respective Representatives in the course of any investigation any of them undertake of the Shares and the affairs of the Company Group in relation to the transactions contemplated by this Agreement or as part of considering whether to enter into those transactions, by the Company, any of the Vendors, their Related Bodies Corporate, Representatives, or any other person, before the date of this Agreement, including:
(a)	provided as part of or during management presentations conducted by any Vendors or their Representatives; and

(b)	provided as part of or during site visits by the Combined Purchasers or their Representatives.
5.	All information which any of the Combined Purchasers, their Related Bodies Corporate, or any of their respective Representatives would be aware of by making or undertaking all reasonable enquiries, appraisals and investigations based on the information specified in each of the above paragraphs.

NH2 Share Sale Agreement
Schedule 3
Purchaser Warranties and Guarantor Warranties
Purchaser
1.	The Purchaser is duly incorporated and validly exists under the law of its place of incorporation.

2.	The Purchaser is not insolvent and no receiver has been appointed over any part of its assets and no such appointment has been threatened.

3.	The Purchaser is not in liquidation or official management and no proceedings have been brought or threatened for the purpose of winding up the Purchaser or placing it under official management.

4.	To the best of the knowledge, information and belief of the Purchaser, there are no facts, matters or circumstances which give any person the right to apply to liquidate or wind up the Purchaser or place the Purchaser under official management.
Guarantor
5.	The Guarantor is duly incorporated and validly exists under the law of its place of incorporation.

6.	The Guarantor is not insolvent and no receiver has been appointed over any part of its assets and no such appointment has been threatened.

7.	The Guarantor is not in liquidation or official management and no proceedings have been brought or threatened for the purpose of winding up the Guarantor or placing it under official management.

8.	To the best of the knowledge, information and belief of the Guarantor, there are no facts, matters or circumstances which give any person the right to apply to liquidate or wind up the Guarantor or place the Guarantor under official management.
Due authorisation
9.	The execution and delivery of this Agreement has been properly authorised by all necessary corporate action of each of the Purchaser and the Guarantor, respectively.

10.	Each of the Purchaser and the Guarantor respectively, has full corporate power and lawful authority to execute and deliver this Agreement and to consummate and perform or cause to be performed its obligations under this Agreement and each transaction contemplated by this Agreement to be performed by it.

11.	This Agreement constitutes a legal, valid and binding obligation of each of the Purchaser and the Guarantor respectively, enforceable in accordance with its terms by appropriate legal remedy.

12.	The execution, delivery and performance by each of the Purchaser and the Guarantor respectively, of this Agreement and each transaction contemplated by this Agreement does not or will not (with or without the lapse of time, the giving of notice or both) contravene, conflict with or result in a breach of or default under:

NH2 Share Sale Agreement
(a)	any provision of the constitution of the Purchaser and the Guarantor respectively;

(b)	any material term or provision of any security arrangement, undertaking, agreement or deed; or

(c)	any writ, order or injunction, judgment, law, rule or regulation to which it is a party or is subject or by which it is bound.
13.	The Purchaser at Completion will have immediately available on an unconditional basis (subject only to Completion) the necessary cash resources to meet its obligations under this Agreement.

NH2 Share Sale Agreement
Schedule 4
NH2 Share Vendor Warranties
Incorporation and Existence
1.	The NH2 Share Vendor is duly incorporated and validly exists under the law of its place of incorporation.

2.	The NH2 Share Vendor has full corporate power and authority to own the AMCI Shares.

3.	The NH2 Share Vendor is not insolvent and no receiver has been appointed over any part of its assets and no such appointment has been threatened.

4.	The NH2 Share Vendor is not in liquidation and no proceedings have been brought or threatened for the purpose of winding up the NH2 Share Vendor.

5.	To the best of the NH2 Share Vendor’s knowledge and belief, there are no facts, matters or circumstances which give any person the right to apply to liquidate or wind up the NH2 Share Vendor.

6.	No administrator has been appointed to the NH2 Share Vendor nor has any deed of company arrangement been executed or proposed in respect of the NH2 Share Vendor.

7.	The NH2 Share Vendor has not entered into an arrangement, compromise or composition with or assignment for the benefit of its creditors or a class of them.

8.	The NH2 Share Vendor is not (or is not taken to be under applicable legislation) unable to pay its debts, other than a debt or claim the subject of a good faith dispute, and has not stopped or suspended, or threatened to stop or suspend, the payment of all or a class of its debts.
Authority
9.	The execution and delivery of this Agreement has been properly authorised by all necessary corporate action of the NH2 Share Vendor.

10.	The NH2 Share Vendor has full corporate power and lawful authority to execute and deliver this Agreement and to consummate and perform or cause to be performed its obligations under this Agreement and each transaction contemplated by this Agreement to be performed by the NH2 Share Vendor.

11.	This Agreement constitutes a legal, valid and binding obligation of the NH2 Share Vendor enforceable in accordance with its terms by appropriate legal remedy.

12.	The execution, delivery and performance by the NH2 Share Vendor of this Agreement and each transaction contemplated by this Agreement does not or will not (with or without the lapse of time, the giving of notice or both) materially contravene, conflict with or result in a breach of or default under:
(a)	any provision of the constitution of the NH2 Share Vendor;

NH2 Share Sale Agreement
(b)	any material term or provision of any security arrangement, undertaking, agreement or deed; or

(c)	any material term or provision of a writ, order or injunction, judgement, or Law to which it is a party or is subject or by which it is bound.
The NH2 Shares
13.	The NH2 Shares have been validly allotted and are fully paid and no moneys are owing in respect of them.

14.	As at Completion, there will be no shareholder agreement, voting trust, proxy or other agreement or understanding relating to the voting of the NH2 Shares.

15.	As at Completion, there will be no agreements, arrangements or understandings in place in respect of the NH2 Shares under which any Group Member is obliged at any time to issue any shares or other securities in the Group Member.

16.	As at Completion, there will be no restriction on the sale or transfer of the NH2 Shares to the Purchaser except for the requirement to present the relevant share certificates and for the consent of the directors of NH2 to, and the requirement to pay any applicable stamp duty on the transfer before, the registration of the transfers of the NH2 Shares.

17.	The NH2 Share Vendor is the legal and beneficial owner of the NH2 Shares which, as at Completion, will be free from all Security Interests and there is no agreement to give or create any Security Interest over the NH2 Shares.

18.	As at Completion, the NH2 Share Vendor has full power and authority to transfer to the Purchaser good legal and equitable title to the NH2 Shares free from all Security Interests.

NH2 Share Sale Agreement
Each attorney executing this Agreement states that he or she has no notice of the revocation or suspension of his or her power of attorney.
Executed in New York.
Signed for AMCI International AG by Hans
Juergon Mende, President, in the presence of:

Witness Signature

Print Name
Signed for Rio Doce Australia Pty Limited by
its joint attorneys:

Attorney Signature	Attorney Signature

Print Name	Print Name
Signed for Companhia Vale do Rio Doce by its
joint attorneys:

Attorney Signature	Attorney Signature

Print Name	Print Name

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: August 1, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations